                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*
    The Goldman Sachs Group, Inc.
     as successor to The Goldman Sachs Group, L.P. (01)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    ChemFirst, Inc.
    (CEM)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    March/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                             Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   3/2/00   |   S    |   |      02       | D   | $19.3125 | 1,150,000(02)|   03    |    03    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of Goldman Sachs and GS Group is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: On March 2, 2000, Goldman Sachs sold 650,000 shares of Common Stock at $19.3125 per share. Certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing partner (the "Limited Partnerships") sold in the aggregate 150,000 shares of Common Stock, representing all shares deemed to be beneficially owned directly by the Limited Partnerships, at $19.3125 per share. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. As a result of the sales reported herein, the Reporting Persons ceased to be the owners of more than 10% of the shares of Common Stock reported to be outstanding in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (filed with the Securities and Exchange Commission on March 29, 2000) and are therefore no longer subject to Section 16.

03: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 1,150,000 shares of Common Stock.

**Signatures:

THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     April 10, 2000


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.






                                POWER OF ATTORNEY



     This power of attorney will expire May 31, 2001.

KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 7, 1999.


THE GOLDMAN SACHS GROUP, INC.



By:  s/ Robert J. Katz
     -----------------------------
     ROBERT J. KATZ, Executive Vice President and General Counsel